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                          January 29, 2021

       Terren S. Peizer
       Chief Executive Officer
       BioVie Inc.
       2120 Colorado Avenue, #230
       Santa Monica, California 90404

                                                        Re: BioVie Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 22,
2021
                                                            File No. 333-252386

       Dear Mr. Peizer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lili Taheri, Esq.